UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

ENDWAVE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A 20 6

(CUSIP Number)

John H. Mullan Northrop Grumman Corporation 1840 Century Park East Los Angeles, California 90067 (310) 553-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2002

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 7 Pages)

                *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29264A 20 6

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Northrop Grumman Corporation 95-4840775

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,473,312

	8	SHARED VOTING POWER

N/A

	9	SOLE DISPOSITIVE POWER

3,473,312

	10	SHARED DISPOSITIVE POWER

N/A

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,473,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

38.8%

14	TYPE OF REPORTING PERSON

CO

Page 2 of 7 Pages

CUSIP No. 29264A 20 6

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.) 34-0575430

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,473,312

	8	SHARED VOTING POWER

N/A

	9	SOLE DISPOSITIVE POWER

3,473,312

	10	SHARED DISPOSITIVE POWER

N/A

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,473,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

38.8%

14	TYPE OF REPORTING PERSON

CO

Page 3 of 7 Pages

Item 1.           Security and Issuer

          This statement on Schedule 13D (this "Statement") relates to shares of Endwave Corporation, a Delaware corporation ("Endwave"), common stock, $0.001 par value per share (the "Common Stock").  The principal executive offices of Endwave are located at 990 Almanor Avenue, Sunnyvale, California 94085.

Item 2.           Identity and Background

          This Statement is filed by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"), and Northrop Grumman Space & Mission Systems Corp. (formerly TRW Inc.), an Ohio corporation and wholly owned subsidiary of Northrop Grumman ("NGS&MS" and together with Northrop Grumman, the "Reporting Persons").  The principal executive offices of Northrop Grumman are located at 1840 Century Park East, Los Angeles, California 90067.  The principal executive offices of NGS&MS are located at 1900 Richmond Road, Cleveland, Ohio 44124.  Northrop Grumman and its subsidiaries provide technologically advanced, innovative products, services and solutions in defense and commercial electronics, information technology, systems integration and nuclear and non-nuclear shipbuilding and systems.

          NGS&MS is the record owner of the Endwave Common Stock covered under this Statement (the "Shares") and thus, has the direct power to vote and direct the disposition of the Shares.  As the sole parent of NGS&MS, Northrop Grumman has the indirect power to vote and dispose of the Shares.   The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2003, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

          Annex A attached to this Statement contains the following information concerning each director, executive officer and controlling person of Northrop Grumman and NGS&MS (the "Annex A Persons"):  (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted.  Annex A is incorporated herein by reference.  During the last five years, neither of the Reporting Persons nor any of the Annex A Persons (to the knowledge of the Reporting Persons) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

          NGS&MS has been the beneficial owner and record holder of securities of Endwave since March, 2000, when Endwave was formed by the merger of Endgate Corporation and TRW Milliwave Inc., which was a wholly owned subsidiary of NGS&MS (then known as TRW Inc.). The securities of Endwave acquired by NGS&MS pursuant to such merger were converted to Endwave Common Stock upon the closing of Endwave's initial public offering of common stock in October, 2000.  With respect to such ownership NGS&MS has previously filed a Schedule 13G, as amended, pursuant to Rule 13d-1(d).  The number of shares reported in this Statement reflect a four-for-one reverse stock split effected by Endwave in May, 2002.  As a result of its acquisition of NGS&MS described below, Northrop Grumman obtained the indirect beneficial ownership of the Shares.  No funds of Northrop Grumman were used to purchase the Shares.  Prior to such acquisition, Northrop Grumman did not have any economic interest in Endwave Common Stock.  To the Reporting Persons' knowledge, no Annex A Person has an ownership interest in Endwave.

Item 4.           Purpose of Transaction

          This Statement is being filed as a result of Northrop Grumman's acquisition of NGS&MS.  On June 30, 2002, NGS&MS, Northrop Grumman and Richmond Acquisition Corp., an Ohio corporation and wholly-owned subsidiary of Northrop Grumman ("Richmond"), entered into an Agreement and Plan of Merger.  Pursuant to the merger agreement, on December 11, 2002, Richmond was merged with and into NGS&MS, with NGS&MS surviving the merger as a wholly-owned subsidiary of Northrop Grumman.  Peripheral to the merger, Northrop Grumman, as the sole parent of NGS&MS, acquired the indirect power to vote and dispose of the Shares.  As the continuing record owner of the Shares, NGS&MS has retained the direct power to vote and direct the disposition of the Shares.  The terms of the merger are described in greater detail in the Current Report on Form 8-K filed by Northrop Grumman on December 20, 2002, incorporated herein by reference.

          The Reporting Persons intend to review their investment in Endwave on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the Act, determine to increase or decrease their ownership of Endwave Common Stock through purchases or sales of such Endwave Common Stock in the open market or in privately negotiated transactions.  The

Page 4 of 7 Pages

review of their investment in Endwave by the Reporting Persons will depend on various factors, including Endwave's business prospects, other developments concerning Endwave, general economic conditions and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their investment in Endwave.  At the time of filing this Statement, the Reporting Persons have no plans to dispose of Endwave Common Stock or purchase additional shares of Endwave Common Stock in the open market or in privately negotiated transactions, but may engage in similar transactions in the future.

          The Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Endwave or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of Endwave or any of its subsidiaries, (iii) any change in the board of directors or management of Endwave or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of Endwave, (v) any other material change in Endwave's business or corporate structure; (vi) changes in Endwave's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Endwave by any person, (vii) causing a class of securities of Endwave to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of Endwave becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (ix) any action similar to any of those described above.

Item 5.           Interest in Securities of the Issuer

          The information contained in Item 3 and Item 4 and Rows (11) through (13) of each of the cover pages of this Statement are incorporated herein by reference.  The Reporting Persons expressly disclaim that they have agreed to act as a group.  The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are the beneficial owners of any shares of Endwave Common Stock in which such Reporting Persons do not have any pecuniary interest.

          a)  The Reporting Persons beneficially own 3,473,312 shares of Endwave Common Stock, representing 38.8% of shares of Endwave Common Stock reported to be outstanding as of October 31, 2002.  There were 8,944,981 shares of Endwave Common Stock outstanding as of October 31, 2002, based on information provided in Endwave’s Quarterly Report on Form 10-Q filed November 14, 2002.

          b)  As of the date of this Statement, NGS&MS has the direct power to vote and direct the disposition the 3,473,312 shares of Endwave Common Stock held by it.  As the sole parent of NGS&MS, Northrop Grumman has the indirect power to vote and dispose of the Endwave Common Stock held by NGS&MS.

          c)  None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any Annex A Person, has effected any transactions in Endwave Common Stock during the past 60 days.

          d)  No person, other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          e)  Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Other than as described in this Item 6 or in Items 2, 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of Endwave, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Shares.

          NGS&MS, along with certain other persons, is party to an Investor Rights Agreement, dated March 31, 2000 with Endwave.  Under the terms of that agreement, the holders of at least 20% of the shares covered by the agreement may request, on no more than three occasions, that Endwave use its best efforts to register their shares, provided the offering includes at least 30% of the registrable securities then outstanding.  In addition, if Endwave proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of such common stock therein.  The holders of these shares may also require Endwave to register all or a

Page 5 of 7 Pages

portion of such shares on Form S-3.  These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration.

Item 7.           Material to be Filed as Exhibits

Exhibit 1–	Joint Filing Agreement by and among Northrop Grumman and NGS&MS, dated February 14, 2003.

Exhibit 2–	Current report on Form 8-K filed by Northrop Grumman on December 20, 2002 (incorporated herein by reference).

Exhibit 3–

Amended and Restated Investors Rights Agreement dated March 31, 2000 among Endwave Corporation, NGS&MS and certain other parties (incorporated herein by reference to Exhibit 4.2 to Form S-1 Registration Statement filed by Endwave on July 12, 2000 (Registration No. 333-41302)).

Page 6 of 7 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2003	NORTHROP GRUMMAN CORPORATION

	By:	/s/ John H. Mullan

John H. Mullan
Corporate Vice President and Secretary

Dated: February 14, 2003	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORPORATION

	By:	/s/ Howard V. Knicely

Howard V. Knicely
Executive Vice President

Page 7 of 7 Pages

ANNEX A TO SCHEDULE 13D

Northrop Grumman

          Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of Northrop Grumman.  To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States of America.  The name of each person who is a director of Northrop is marked with an asterisk.  Unless otherwise indicated below, the business address of each person listed below is Northrop Grumman Corporation, 1840 Century Park East, Los Angeles, California 90067.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Kent Kresa*	Chairman of the Board and Chief Executive Officer	Northrop Grumman

Ronald D. Sugar*	President and Chief Operating Officer	Northrop Grumman

John T. Chain Jr.*	General, U.S. Air Force (Ret.) and Chairman of the Board,	Thomas Group, Inc

Lewis W. Coleman*	President	Gordon E. and Betty I. Moore Foundation

Vic Fazio*	Senior Partner	Clark & Weinstock

Phillip Frost*	Chairman of the Board and CEO	IVAX Corporation

Admiral Charles R. Larson*	Admiral, United States Navy (Ret.)

Charles H. Noski*	Retired Vice Chairman AT&T

Jay H. Nussbaum*	Executive Vice President	BearingPoint, Inc

Aulana L. Peters*	Attorney	Retired Partner of Gibson, Dunn & Crutcher

John Brooks Slaughter*	President and CEO	National Action Council for Minorities in Engineering, Inc.

Herbert W. Anderson	Corporate Vice President and President, Information Technology Sector	Northrop Grumman Information Technology Sector

Frank G. Brandenberg	Corporate Vice President and President, Component Technologies Sector	Northrop Grumman Component Technologies Sector

Wesley G. Bush	Corporate Vice President and President, Space Technology Sector	Northrop Grumman Space Technology Sector

Philip A. Dur	Corporate Vice President and President, Ship Systems Sector	Northrop Grumman Ship Systems Sector

J. Michael Hateley	Corporate Vice President and Chief Human Resources and Administrative Officer	Northrop Grumman

Robert W. Helm	Corporate Vice President, Government Relations	Northrop Grumman

Robert P. Iorizzo	Corporate Vice President and President, Electronic Systems Sector	Northrop Grumman Electronic Systems Sector

John H. Mullan	Corporate Vice President and Secretary	Northrop Grumman

Albert F. Myers	Corporate Vice President and Treasurer	Northrop Grumman

Rosanne P. O'Brien	Corporate Vice President, Communications	Northrop Grumman

Thomas C. Schievelbein	Corporate Vice President and President, Newport News Sector	Northrop Grumman Newport News Sector

Scott J. Seymour	Corporate Vice President and President, Integrated Systems Sector	Northrop Grumman Integrated Systems Sector

W. Burks Terry	Corporate Vice President and General Counsel	Northrop Grumman

Richard B. Waugh, Jr.	Corporate Vice President and Chief Financial Officer	Northrop Grumman

Donald C. Winter	Corporate Vice President and President, Mission Systems Sector	Northrop Grumman Mission Systems Sector

Sandra J. Wright	Corporate Vice President and Controller	Northrop Grumman

NGS&MS

          Set forth below is the name, business address, principal occupation or employment and principal business in which such employment is conducted of each director, executive officer and controlling person of NGS&MS.  To the knowledge of the Reporting Persons, each person listed below is a citizen of the United States of America, other than Mssrs. Plant and Lunn, who are citizens of England.  The name of each person who is a director of NGS&MS is marked with an asterisk.  Unless otherwise indicated, the business address of each person listed below is Northrop Grumman Space & Mission Systems Corp., 1900 Richmond Road, Cleveland, Ohio 44124.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	PRINCIPAL BUSINESS IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Albert F. Myers*†	President, Chief Executive Officer, Chief Financial Officer and Treasurer (see also employment listed under Northrop Grumman above)	NGS&MS

Gary W. McKenzie*†	Vice President, Tax	Northrop Grumman

John H. Mullan*†	Corporate Vice President and Secretary	Northrop Grumman

W. Burks Terry†	Vice President and General Counsel (see also employment listed under Northrop Grumman above)	NGS&MS

Wesley G. Bush†	Executive Vice President (see also employment listed under Northrop Grumman above)	NGS&MS

Howard V. Knicely	Executive Vice President	NGS&MS

Steve Lunn	Executive Vice President	NGS&MS

John C. Plant	Executive Vice President	NGS&MS

Donald C. Winter	Executive Vice President (see also employment listed under Northrop Grumman above)	NGS&MS

†Business address is 1840 Century Park East, Los Angeles, California 90067.